# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KIDOZ INC., CIK 0001318482
CUSIP: 493947105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: PACIFIC BUSINESS CENTRE, 701 WEST GEORGIA STREET, SUITE 1500, VANCOUVER, British Columbia Canada (A1), V7Y 1C6
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001507610

## Reporting persons
- Pendinas Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); sole voting power 27,884,464; shared voting power 27,884,464; sole dispositive power 27,884,464; shared dispositive power 27,884,464; aggregate amount beneficially owned 27,884,464 (21.3% of the class)

## Item 1. Issuer
Name of issuer: KIDOZ INC.
Address of issuer's principal executive offices: PACIFIC BUSINESS CENTRE, 701 WEST GEORGIA STREET, SUITE 1500, VANCOUVER, BRITISH COLUMBIA, CANADA, V7Y 1C6

## Item 2. Person Filing
Name of person filing: G. Williams
Address of principal business office or, if none, residence:
Ballacarrick
Pooilvaaish Road
Castletown
IM9 4PJ
Isle of Man
Citizenship: Isle of Man

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
27,884,464

Opening balance January 1, 2024 - 27,839,464 shares
Purchase of shares 35,000 shares @ $0.0915 - November 26, 2024
Purchase of shares 10,000 shares @ $0.12- December 5, 2024
Closing Balance December 31, 2024 - 27,884,464 shares
Percent of class: 21.26
Sole power to vote or to direct the vote: 27,884,464
Shared power to vote or to direct the vote: 27,884,464
Sole power to dispose or to direct the disposition: 27,884,464
Shared power to dispose or to direct the disposition: 27,884,464

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Pendinas Ltd: /s/ G. Williams, Director (02/14/2025)